EXHIBIT 5

[Brunswick Letterhead]	Marschall I. Smith
Vice President and General Counsel

February 17, 2004

Brunswick Corporation
1 N. Field Court
Lake Forest, Illinois 60045-4811

Re:	150,000 shares of Common Stock
150,000 Preferred Stock Purchase Rights

Ladies and Gentlemen:

     I am Vice President, General Counsel and Secretary for Brunswick Corporation, a Delaware corporation (“Brunswick”), and have acted as counsel for Brunswick in connection with the preparation and filing of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of 150,000 shares of common stock, $.75 par value (the “Registered Common Stock”), together with 150,000 Preferred Stock Purchase Rights of Brunswick (the “Registered Rights”) associated therewith, to be issued under the Brunswick Rewards Plan with Variable Profit Sharing (the “Plan”). The terms of the Registered Rights are set forth in the Rights Agreement, dated as of February 5, 1996, between Brunswick and Harris Trust and Savings Bank, as initial rights agent, as amended by Amendment No. 1 to Rights Agreement, dated as of February 16, 2004, between Brunswick and LaSalle Bank National Association, as successor rights agent (collectively, the “Rights Agreement”).

     I am familiar with the Plan, the Rights Agreement and the Registration Statement. I have also examined originals, or copies of originals certified or otherwise identified to my satisfaction, of Brunswick’s corporate records. I have examined such questions of law and have satisfied myself to such matters of fact as I have deemed relevant and necessary as a basis for the opinions expressed herein. I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures, the legal capacity of all natural persons and the conformity with the original documents of any copies thereof submitted to me for my examination.

     Based upon the foregoing, I am of the opinion that:

     1.     Brunswick is duly incorporated and validly existing under the laws of the State of Delaware.

     2.     Each share of Registered Common Stock which is newly issued pursuant to the Plan will be legally issued, fully paid and non-assessable when (i) the Registration Statement shall have become effective under the Securities Act; and (ii) Brunswick’s Board of Directors or a duly authorized committee thereof shall have authorized the issuance of such share for the consideration provided in the Plan.

     3.     The Registered Right associated with each share of Registered Common Stock referred to in paragraph 2 will be validly issued when (i) such Registered Right shall have been duly issued in accordance with the terms of the Rights Agreement; and (ii) such associated share shall have been duly issued and paid for in paragraph 2.

     This opinion letter is limited to the General Corporation Law of the State of Delaware and the federal laws of the United States of America. I express no opinion as to the application of the securities or blue sky laws of the various states or the District of Columbia to the issuance or sale of shares of Registered Common Stock or the Registered Rights.

     I hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am within the category of persons whose consent is required by Section 7 of the Securities Act or the related rules and regulations promulgated by the Commission.

Sincerely,

Marschall I. Smith

Marschall I. Smith